SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of November 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On November 19, 20, 21, 22, 25 and 26, 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on November 18, 19, 20, 21, 22 and 25, 2007, 118,541 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS / $

18/11/07	317	37.17
19/11/07	2,864	37.16
19/11/07	32,327	37.17
19/11/07	1,452	37.18
19/11/07	3,857	37.20
19/11/07	1,000	37.22
20/11/07	5,000	37.00
20/11/07	53	37.20
20/11/07	211	37.36
20/11/07	4,802	37.37
20/11/07	1,200	37.38
20/11/07	3,445	37.40
20/11/07	2,412	37.50
20/11/07	745	38.15
20/11/07	472	38.16
21/11/07	12,500	37.00
21/11/07	1,301	37.10
21/11/07	2,145	37.11
21/11/07	1,000	37.20
21/11/07	339	37.34
21/11/07	480	37.35
21/11/07	240	37.37
21/11/07	260	37.39
21/11/07	1,500	37.40
21/11/07	531	37.47
21/11/07	510	37.48
21/11/07	3,780	37.59
21/11/07	28,805	37.60
22/11/07	1,041	36.94
22/11/07	736	36.95
22/11/07	501	37.10
22/11/07	300	37.12
22/11/07	250	37.15
22/11/07	727	37.21
25/11/07	1,438	37.74

After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares / (*) Options		Percentage of the company's shares
			Outstanding	Fully diluted

Tao Tsuot Ltd.[1]	7,940,944		20.8%	20.8%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,725,935		12.4%	12.4%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 12,783,941 ordinary shares of the Company, representing 33.5% of the Company’s issued share capital and 33.5% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

November 26, 2007